                                                                  Exhibit (a)(1)


                          Offer to Purchase for Cash
                                      by
                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                                    Up to

                      500,000 Shares of Its Common Stock
                          At  $71.00  Net  Per  Share

--------------------------------------------------------------------------------
THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, JANUARY 2, 1996, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"), is offering to purchase up to 500,000 shares of its Common Stock, par value $1.00 per share ("Shares"), for $71.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer"), including the proration provisions described herein. The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer.

                         -----------------------------

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

                         -----------------------------

The Shares are listed and traded on the New York Stock Exchange (the "NYSE"). On November 27, 1995, the last full trading day before the announcement of the terms of the Offer, the reported closing sales price of the Shares on the NYSE Composite Tape was $66 1/4 per Share, and on December 1, 1995, the last full trading day before the commencement of the Offer, the reported closing sales price was $69 3/8 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

                         -----------------------------

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

                         -----------------------------

                    The Information Agent for the Offer is:

                    First Chicago Trust Company of New York


December 4, 1995

                                   IMPORTANT

Any shareholder desiring to tender all or any portion of such shareholder's Shares should either (1) complete and sign the Letter of Transmittal or a facsimile copy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other documents required by the Letter of Transmittal to First Chicago Trust Company of New York, the depositary for the Offer (the "Depositary"), and either mail or deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or follow the procedure for book-entry transfer set forth in Section 3, or (2) request such shareholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder. A shareholder having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

A shareholder who desires to tender Shares and whose certificates for such Shares are not immediately available (or who cannot follow the procedure for book-entry transfer on a timely basis) or who cannot transmit the Letter of Transmittal and all other required documents to the Depositary before the Expiration Date (as defined in Section 1) should tender such Shares by following the procedure for guaranteed delivery set forth in Section 3.

                         -----------------------------

Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at its addresses and telephone number set forth on the back cover of this Offer to Purchase. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                         -----------------------------

NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER SHAREHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL. IF MADE OR GIVEN, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS


Section                                                                  Page
-------                                                                  ----
Introduction ............................................................   1
The Offer ................................................................  2
  1. Number of Shares; Proration; Extension of the Offer .................  2
  2. Tenders by Holders of Fewer than 100 Shares .........................  4
  3. Procedure for Tendering Shares ......................................  4
       Proper Tender of Shares ...........................................  4
       Signature Guarantees and Methods of Delivery ......................  4
       Federal Backup Withholding ........................................  5
       Book-Entry Delivery ...............................................  5
       Guaranteed Delivery ...............................................  5
       Determination of Validity; Rejection of Shares; Waiver of Defects;
          No Obligation to Give Notice of Defects ........................  6
       Allianz Asset Accumulation Plan ...................................  6
  4. Withdrawal Rights ...................................................  6
  5. Acceptance for Payment of Shares and Payment of Purchase Price ......  7
  6. Certain Conditions of the Offer .....................................  8
  7. Price Range of Shares; Dividends ....................................  9
  8. Purpose of the Offer; Certain Effects of the Offer .................. 10
  9. Certain Information Concerning the Company .......................... 11
       Mortgage Operations ............................................... 12
       Insurance Operations .............................................. 12
       Recent Developments ............................................... 13
       Summary Historical Consolidated Financial Information ............. 13
       Pro Forma Financial Information (Unaudited) ....................... 15
       Shareholder Rights Plan ........................................... 18
       Additional Information ............................................ 19
  10.  Source and Amount of Funds ........................................ 19
  11.  Certain Federal Income Tax Considerations ......................... 19
       Gain or Loss Recognition .......................................... 19
       Backup Withholding ................................................ 20
       Foreign Shareholder Withholding ................................... 20
       State, Local and Foreign Taxes .................................... 20
  12.  Transactions and Arrangements Concerning the Shares ............... 20
  13.  Certain Legal Matters; Regulatory and Foreign Approvals ........... 21
  14.  Allianz Asset Accumulation Plan ................................... 21
  15.  Extension of Tender Period; Termination; Amendments ............... 22
  16.  Fees and Expenses ................................................. 22
  17.  Miscellaneous ..................................................... 23

To the Holders of Common Stock of
Fund American Enterprises Holdings, Inc.:

                                 INTRODUCTION

Fund American Enterprises Holdings, Inc., a Delaware corporation (the "Company"), is offering to purchase up to 500,000 shares of its Common Stock, par value $1.00 per share ("Shares"), at a price of $71.00 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which together constitute the "Offer").

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS (THE "BOARD") MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OR ALL OF SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.

As of December 1, 1995, there were 7,534,340 Shares outstanding. Pursuant to the Fund American Long-Term Incentive Plan (the "Incentive Plan"), as of December 1, 1995, an additional 3,000 Shares were issuable upon the exercise of outstanding employee stock options. In addition to the Shares potentially issuable pursuant to the Incentive Plan, another 1,150,000 Shares were potentially issuable as of December 1, 1995, upon the exercise of warrants held by John J. Byrne, Chairman, President and Chief Executive Officer of the Company.

Accordingly, the 500,000 Shares which the Company is offering to purchase in the Offer represent approximately 6.6% of the Shares outstanding as of December 1, 1995, and approximately 5.8% of the sum of the Shares then outstanding and all Shares which may be issued upon exercise of outstanding options and warrants as of such date. Holders of options and warrants would have to exercise such options or warrants and convert them irrevocably into Shares in order to tender such Shares pursuant to the Offer.

Neither the Company nor the Board makes any recommendation to any holder of options or warrants as to whether to exercise any or all such options or warrants or to tender any or all Shares issuable upon such exercise.

The Company has been informed by its directors and officers that they do not intend to tender Shares owned by them pursuant to the Offer.

If before the Expiration Date (as defined in Section 1), a greater number of Shares is properly tendered and not withdrawn than will be accepted for purchase by the Company, the Company will accept Shares for purchase, first, from all Shares properly tendered by any Odd Lot Holder (as defined in Section 1) who tenders all Shares beneficially owned by such Odd Lot Holder and complies with the requirements set forth in Section 2 and, then, from all other Shares properly tendered on a pro rata basis. See Sections 1 and 2. All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense. Tendering shareholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Company. The Company will pay all reasonable charges and expenses incurred by First Chicago Trust Company of New York, which has been appointed as the depositary (the "Depositary") and the information agent (the "Information Agent") for the Offer. See Section 16.

The Shares are listed and traded on the New York Stock Exchange (the "NYSE"). On November 27, 1995, the last full trading day before the announcement of the terms of the Offer, the reported closing sales price on the NYSE Composite Tape was $66 1/4 per Share, and on December 1, 1995, the last full trading day before the commencement of the Offer, the reported closing sales price was $69 3/8 per Share. See Section 7. Shareholders are urged to obtain a current market quotation for the Shares.

Participants in the Allianz Asset Accumulation Plan (the "AAAP") may direct the trustee of the AAAP to tender any or all Shares allocated to their respective accounts in the AAAP pursuant to the Offer. See Sections 3 and 14.



                                   THE OFFER

1.  Number of Shares; Proration; Extension of the Offer

Upon the terms and subject to the conditions of the Offer, the Company will accept for payment (and will thereby purchase) up to 500,000 Shares or such lesser number of Shares as are properly tendered (and not withdrawn in accordance with Section 4) before the Expiration Date at the Purchase Price. The term "Expiration Date" means 12:00 midnight., New York City time, on Tuesday, January 2, 1996, unless and until the Company shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. For a description of the Company's rights to extend the period of time during which the Offer is open and to delay, terminate or amend the Offer, see Section 15. See also Section 6. Subject to the purchase of Shares properly tendered and not withdrawn by Odd Lot Holders as set forth in
Section 2, if the Offer is oversubscribed, Shares tendered before the Expiration Date will be subject to proration. The proration period also expires on the Expiration Date.

The Company reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions. See Section 6.

All Shares purchased pursuant to the Offer will be purchased at the Purchase Price, net to the seller in cash. The Company reserves the right, in its sole discretion, to purchase more than 500,000 Shares pursuant to the Offer. If (a) the Company (i) increases or decreases the price to be paid for Shares, (ii) increases the number of Shares being sought and any such increase exceeds 2% of the outstanding Shares or (iii) decreases the number of Shares being sought, and
(b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such ten business day period. For the purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or Federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days) following the Expiration Date.

If the number of Shares properly tendered and not withdrawn before the Expiration Date is less than or equal to 500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will purchase at the Purchase Price all Shares so tendered and not withdrawn.

If the number of Shares properly tendered and not withdrawn before the Expiration Date is greater than 500,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Offer), the Company, upon the terms and subject to the conditions of the Offer, will accept Shares for purchase in the following order of priority:

(a) first, all Shares properly tendered and not withdrawn before the Expiration Date by any shareholder who beneficially owned as of the close of business on November 27, 1995, and who continues to own beneficially until the Expiration Date an aggregate of fewer than 100 Shares (each an "Odd Lot Holder") who:

     (1) tenders all Shares beneficially owned by such Odd Lot Holder (partial tenders will not qualify for this preference); and
     (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

(b) then, after purchase of all the foregoing Shares, all other Shares properly tendered and not withdrawn before the Expiration Date on a pro rata basis, if necessary (with adjustments to avoid purchases of fractional Shares).

In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect that it will be able to announce the final proration factor until approximately seven NYSE trading days after the Expiration Date, it will announce preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors.

On November 11, 1987, the Board declared a dividend distribution of one Right (each, a "Right") for each Share outstanding on November 25, 1987. In addition, each Share issued subsequent to November 25, 1987, automatically receives a Right. The Rights expire on November 25, 1997, unless redeemed earlier by the Company. Each Right entitles its registered holder to purchase from the Company 1/1000th of a share of Series A Participating Cumulative Preferred Stock, par value $1.00 per share (the "Participating Stock"), at a price of $105, subject to adjustment to prevent dilution. The Rights currently are not exercisable and trade together with the Shares associated therewith, and will not become exercisable or separately tradeable as a result of the Offer. Absent the occurrence of circumstances causing the Rights to become exercisable or separately tradeable before the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the Rights associated therewith. No separate consideration will be paid for such Rights. Upon the purchase of Shares by the Company pursuant to the Offer, shareholders selling those Shares will no longer own the Rights associated with such purchased Shares. See Section 9.

Since 1991 the Company has not paid regular cash dividends to holders of Shares. On November 10, 1995, the Board re-established a regular dividend policy and declared a quarterly dividend of $.20 per Share, payable December 20, 1995, to shareholders of record as of December 11, 1995. All Shares properly tendered to the Company pursuant to the Offer (regardless of whether such Shares are tendered prior to or subsequent to the December 11, 1995 record date) are entitled to receive the dividend payable December 20, 1995. The Board may, in its sole discretion, reconsider its dividend policy from time to time. There can be no assurance as to when or whether the Board will declare additional dividends on Shares.

2.  Tenders by Holders of Fewer than 100 Shares

The Company, upon the terms and subject to the conditions of the Offer, will accept for purchase, without proration, all Shares properly tendered and not withdrawn before the Expiration Date by or on behalf of Odd Lot Holders. See
Section 1. To avoid proration, however, an Odd Lot Holder must properly tender all Shares that such Odd Lot Holder beneficially owns. Partial tenders will not qualify for this preference. This preference is not available to owners of 100 or more Shares even if such owners have separate stock certificates for fewer than 100 Shares. Any Odd Lot Holder wishing to tender all Shares beneficially owned by such Odd Lot Holder pursuant to the Offer and qualify for this preference must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. See
Section 3.

3.  Procedure for Tendering Shares

Proper Tender of Shares. For Shares to be properly tendered pursuant to the
Offer:

(a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedure for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or a facsimile copy thereof) with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received before the Expiration Date by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase; or

(b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

It is a violation of Section 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the "Exchange Act"), and Rule 14e-4 promulgated thereunder, for a person to tender Shares for such person's own account unless the person so tendering:

    (a)  owns such Shares; or

    (b) owns an option, warrant or right to purchase such Shares and intends to acquire Shares for tender by exercise of such option, warrant or right.

Section 14(e) and Rule 14e-4 provide a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Shares made pursuant to any method of delivery set forth herein will constitute a binding agreement between the tendering shareholder and the Company upon the terms and subject to the conditions of the Offer, including the tendering shareholder's representation that (i) such shareholder owns the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act and (ii) the tender of such Shares complies with Rule 14e-4.

Signature Guarantees and Methods of Delivery. No signature guarantee is required on the Letter of Transmittal if the Letter of Transmittal is signed by the registered owner of the Shares (which term, for purposes of this Section, includes any participant in The Depository Trust Company, the Midwest Securities Trust Company or the Philadelphia Depository Trust Company (collectively, the "Book-Entry Transfer Facilities") whose name appears on a security position listing as the owner of the Shares) tendered therewith, and payment and delivery are to be made directly to such registered owner at such owner's address shown on the records of the Company, or if Shares are tendered for the account of a financial institution (including most banks, savings and loan associations, and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchanges Medallion Program (each such entity being hereinafter referred to as an "Eligible Institution"). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the

Letter of Transmittal. If a certificate representing Shares is registered in the name of a person other than the person signing a Letter of Transmittal, or if payment is to be made, or certificates for Shares not purchased or tendered are to be issued, to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered owner appears on the certificate, with the signature on the certificate or stock power guaranteed by an Eligible Institution. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including stock certificates, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

Federal Backup Withholding. Unless an exemption applies under the applicable law concerning "backup withholding" of Federal income tax, the Depositary will be required to withhold, and will withhold, 31% of the gross proceeds otherwise payable to a shareholder (or other payee) pursuant to the Offer unless the shareholder (or other payee) provides such person's tax identification number (social security number or employer identification number) and certifies that such number is correct. Each tendering shareholder, other than a noncorporate foreign shareholder, should complete and sign the main signature form and the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Company and the Depositary. Noncorporate foreign shareholders generally should complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding.

For a discussion of certain other Federal income tax consequences of the Offer, see Section 11.

Book-Entry Delivery. The Depositary will establish an account with respect to the Shares at each of the Book-Entry Transfer Facilities for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in a Book-Entry Transfer Facility's system may make book-entry delivery of the Shares by causing such facility to transfer such Shares into the Depositary's account in accordance with such facility's procedure for such transfer. Even though delivery of Shares may be effected through book-entry transfer into the Depositary's account at one of the Book-Entry Transfer Facilities, a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees and other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date, or the guaranteed delivery procedure set forth below must be followed. Delivery of the Letter of Transmittal and any other required documents to one of the Book-Entry Transfer Facilities does not constitute delivery to the Depositary.

Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's stock certificates are not immediately available (or the procedure for book-entry transfer cannot be followed on a timely basis) or time will not permit the Letter of Transmittal and all other required documents to reach the Depositary before the Expiration Date, such Shares may nevertheless be tendered provided that all the following conditions are satisfied:

  (a)  such tender is made by or through an Eligible Institution;

  (b) the Depositary receives (by hand, mail or facsimile transmission) before the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form the Company has provided with this Offer to Purchase; and

  (c) the certificates for all tendered Shares in proper form for transfer (or confirmation of book-entry transfer of such Shares into the Depositary's account at one of the Book-Entry Transfer Facilities), together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within five NYSE trading days after the date of execution of such Notice of Guaranteed Delivery.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer (except as otherwise provided in Section 6) and any defect or irregularity in the tender of any particular Shares. No tender of Shares will be deemed properly made until all defects or irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

Allianz Asset Accumulation Plan. Participants in the AAAP who wish to have the trustee of the AAAP tender Shares allocated to their accounts should so indicate by completing, executing and returning to the trustee the instruction form included in the notice sent to such participants. Participants in the AAAP may not use the Letter of Transmittal to direct the trustee to tender Shares allocated to such shareholders but must use the separate instruction form sent to them. Under the Employee Retirement Income Security Act of 1974 ("ERISA"), the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Of course, directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the Trustee. Participants in the AAAP are urged to read the separate instruction forms and related materials sent to them carefully. See Section 14.

4.  Withdrawal Rights

Except as otherwise provided in this Section 4, a tender of Shares pursuant to the Offer is irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless theretofore accepted for payment by the Company, after 12:00 midnight, New York City time, on Tuesday, January 30, 1996.

For a withdrawal to be effective, the Depositary must timely receive (at one of its addresses set forth on the back cover of this Offer to Purchase) a written or facsimile transmission notice of withdrawal. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from the name of the person who tendered the Shares, the name of the registered owner of such Shares. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution). If Shares have been delivered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal must specify the name and the number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. None of the Company, the Depositary, the Information Agent or any other person is or will be obligated to give any notice of any defects or irregularities in any notice of withdrawal, and none of them will incur any liability for failure to give any such notice. A withdrawal of a tender may not be rescinded and Shares properly withdrawn shall thereafter be deemed not to be validly tendered for purposes of the Offer. Withdrawn Shares, however, may be retendered before the Expiration Date by again following one of the procedures described in Section 3.

5.   Acceptance for Payment of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Offer, as soon as practicable after the Expiration Date, the Company will purchase and pay the Purchase Price for 500,000 Shares (subject to increase or decrease as provided in Sections 1 and 15) or such lesser number of Shares as are properly tendered and not withdrawn as permitted in Section 4. For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares which are tendered and not withdrawn when, as and if the Company gives oral or written notice to the Depositary of the Company's acceptance of such Shares for payment pursuant to the Offer.

In the event that proration of tendered Shares is required, the Company will determine the final proration factor as promptly as practicable after the Expiration Date. Although the Company does not expect that it will be able to announce the final proration factor until approximately seven NYSE trading days after the Expiration Date, it will announce the preliminary results of proration by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and may be able to obtain such information from their brokers or financial advisors. Certificates for all Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders (or, in the case of Shares delivered by book-entry transfer, such Shares will be credited to the account maintained with one of the Book-Entry Transfer Facilities by the participant therein who so delivered such Shares) at the Company's expense as promptly as practicable (which, in the event of proration, is expected to be approximately 12 NYSE trading days following the Expiration Date).

Payment for Shares purchased pursuant to the Offer will be made by the Company by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders. Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation by a Book-Entry Transfer Facility of book-entry transfer of such Shares to the Depositary), a properly completed and duly executed Letter of Transmittal (or a facsimile thereof) with any required signature guarantees and any other required documents. Under no circumstances will interest be paid on the Purchase Price of the Shares to be paid by the Company, regardless of any delay in making such payment.

The Company will pay any stock transfer taxes with respect to the transfer and sale of Shares to it or to its order pursuant to the Offer. If, however, payment is to be made to, or certificates for Shares not purchased or tendered are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the Purchase Price unless evidence satisfactory to the Company of the payment of such taxes or an exemption therefrom is submitted. See Instruction 6 of the Letter of Transmittal.

ANY TENDERING SHAREHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY AND SIGN THE SUBSTITUTE FORM W-9 INCLUDED IN THE LETTER OF TRANSMITTAL (OR, IN THE CASE OF A NONCORPORATE FOREIGN SHAREHOLDER, A FORM W-8, WHICH IS OBTAINABLE FROM THE DEPOSITARY) MAY BE SUBJECT TO A FEDERAL BACKUP WITHHOLDING TAX OF 31% OF THE GROSS PROCEEDS TO BE PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTIONS 3 AND 11.

6.  Certain Conditions of the Offer

Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend, amend or terminate the Offer at any time in its sole discretion, the Company shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer if, before acceptance for payment of or payment for any such Shares, any of the following shall have occurred (or shall have been determined by the Company to have occurred):

  (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which (i) challenges the making of the Offer or the acquisition of Shares pursuant to the Offer, or otherwise, directly or indirectly, relates in any manner to the Offer; or (ii) in the reasonable good faith judgment of the Company, could materially affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the Offer's contemplated benefits to the Company;

  (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any government or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, which, in the Company's reasonable good faith judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all the Shares illegal or otherwise restrict or prohibit consummation of the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment, or pay for, some or all the Shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially affect the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries;

  (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any United States national securities exchange or in the over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index);
  (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event which, in the reasonable good faith judgment of the Company, might affect, the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the Shares;
  (vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the reasonable good faith judgment of the Company, have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, or the trading in the Shares;
  (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the reasonable good faith judgment of the Company, a material escalation, acceleration or worsening thereof; or (viii) any decline in either the Dow Jones Industrial Average (5,087.13 at the close of business on December 1, 1995) or the Standard and Poor's Index of 500 Industrial Companies (606.98 at the close of business on December 1, 1995) by an amount in excess of 10% measured from the close of business on December 1, 1995;

  (d) after December 1, 1995, any tender or exchange offer with respect to the Shares (other than the Offer), or any merger, acquisition, business combination or other similar transaction with or involving the Company or any subsidiary, shall have been proposed, announced or made by any person or entity;

  (e) after December 1, 1995, any change shall occur or be threatened in the business, condition (financial or otherwise), income, operations or prospects of the Company and its subsidiaries, taken as a whole, which, in the reasonable good faith judgment of the Company, is or may be material to the Company;

  (f) (i) any person, entity or "group" (as that term is used in Section 13(d)(3) of the Exchange Act) shall have acquired, or proposed to acquire, beneficial ownership of more than 5% of the outstanding Shares (other than a person, entity or group which had publicly disclosed such ownership in a
  Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission (the "SEC") prior to December 1, 1995), (ii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares; or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

  (g) there shall be a reasonable likelihood that the purchase of Shares pursuant to the Offer will cause either (i) the Shares to be held of record by less than 300 persons; or (ii) the Shares neither to be listed on any "national securities exchange" (as used in the Exchange Act) nor to be "authorized to be quoted on an inter-dealer quotation system of any registered national securities association" (as used in Rule 13e-3(a)(3)(ii)(B) under the Exchange Act);

which, in the reasonable good faith judgment of the Company, in any such case and regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment.

The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and, except as set forth in the next sentence, any such condition may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company will not under any circumstances waive the condition set forth in paragraph (g) above. The Exchange Act requires that all conditions to the Offer must be satisfied or waived before the final Expiration Date. In certain cases, waiver of a condition to the Offer would require an extension of the Offer. See
Section 15.

The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts or circumstances; and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above and any related judgment by the Company regarding the inadvisability of proceeding with the acceptance for payment or payment for any tendered Shares will be final and binding on all parties.

7.  Price Range of Shares; Dividends

The Shares (symbol FFC) are listed and traded on the NYSE. The table below sets forth, for the calendar quarters indicated, the reported high and low closing sales prices of the Shares on the NYSE Composite Tape:


--------------------------------------------------------------------------------
                                                            High          Low
--------------------------------------------------------------------------------
1993:
  First Quarter                                           $ 80 1/2     $ 71 5/8
  Second Quarter                                            86 1/2       79 3/4
  Third Quarter                                             90 1/4       82
  Fourth Quarter                                            92 3/8       73 1/2

1994:
  First Quarter                                             77           64 3/4
  Second Quarter                                            70 3/8       60 1/2
  Third Quarter                                             78 3/8       69 3/4
  Fourth Quarter                                            79 1/4       70 1/2

1995:
  First Quarter                                             76           71 3/4
  Second Quarter                                            72 5/8       68 3/8
  Third Quarter                                             76           68 1/4
  Fourth Quarter (through December 1)                       73 1/4       66 1/4
--------------------------------------------------------------------------------

On November 27, 1995, the last full trading day before the announcement of the Offer, the reported closing sales price of the Shares on the NYSE Composite Tape was $66 1/4 per Share, and on December 1, 1995, the last full trading day before the commencement of the Offer, the reported closing sales price was $69 3/8 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

Since 1991 the Company has not paid regular cash dividends to holders of Shares. On November 10, 1995, the Board re-established a regular dividend policy and declared a quarterly dividend of $.20 per Share, payable December 20, 1995, to shareholders of record as of December 11, 1995. All Shares properly tendered to the Company pursuant to the Offer (regardless of whether such Shares are tendered prior to or subsequent to the December 11, 1995 record date) are entitled to receive the dividend payable December 20, 1995. The Board may, in its sole discretion, reconsider its dividend policy from time to time. There can be no assurance as to when or whether the Board will declare additional dividends on Shares.

On December 22, 1993, the Company distributed to its shareholders approximately 74% of the outstanding shares of Common Stock of White River Corporation (together with its subsidiaries, "White River"). White River was capitalized by the Company on September 24, 1993, with $257.6 million in total assets and $200.0 million of common shareholder's equity. The distribution of shares of White River Common Stock had the effect of reducing the Company's book value per common and equivalent share as of December 31, 1993, by approximately $15.

The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise although it has no current Board authorization to do so. See Section 8.

8.  Purpose of the Offer; Certain Effects of the Offer

This tender is primarily being offered to provide shareholders with added liquidity. The Company recognizes that its Common Stock is not widely held, not regularly followed by analysts and is thinly traded. The Company believes that it currently has adequate capital to fund the maximum amount contemplated by the Offer and to meet its ongoing needs. Accordingly, the Board has determined that it is in the interest of the Company's shareholders to create a selling opportunity for shareholders through a repurchase by the Company of up to 500,000 Shares. The Offer will also afford to shareholders the opportunity to dispose of Shares without the usual transaction costs associated with any market sale. The Offer will further allow qualifying Odd Lot Holders whose Shares are purchased pursuant to the Offer to avoid the payment of brokerage commissions and any applicable odd-lot discount payable on a sale of Shares in a transaction effected on a securities exchange. Shareholders whose Shares are not purchased in the Offer will obtain an increase in their ownership interest in the Company and thus in the Company's future earnings and assets. To the extent the purchase of Shares in the Offer results in a reduction in the number of shareholders of record, the costs to the Company for services to shareholders will be reduced.

NEITHER THE COMPANY NOR THE BOARD MAKES ANY RECOMMENDATION AS TO WHETHER ANY SHAREHOLDER SHOULD TENDER ANY OF OR ALL SUCH SHAREHOLDER'S SHARES PURSUANT TO THE OFFER. EACH SHAREHOLDER MUST MAKE SUCH SHAREHOLDER'S OWN DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

Aside from the Offer and the November 10, 1995 dividend declaration, the Board has not determined if or when any future distributions to common shareholders will occur. See Section 7. The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise. Any such purchases may be on the same terms or on terms which are more or less favorable to shareholders than the terms of the Offer. The Offer, if fully subscribed, will exhaust the Company's remaining authorization to repurchase Shares. At present, the Company's Board has not authorized any future repurchases of Shares aside from the Offer.

Any possible future repurchases of Shares by the Company would depend on many factors, including among others, the market price of the Shares, the results of the Offer, the Company's business and financial position and general economic and market conditions. Rule 13e-4 under the Exchange Act generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Offer, for at least ten business days after the Expiration Date.

Shares acquired by the Company pursuant to the Offer will be retired. Certain pro forma financial effects of the purchase of 500,000 Shares pursuant to the Offer are described in Section 9.

The purchase of 500,000 Shares pursuant to the Offer will not cause the Shares to be delisted by the NYSE or deregistered under the Exchange Act. See clause
(g) of Section 6.

The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Following the repurchase of Shares pursuant to the Offer, the Shares not purchased will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

9.  Certain Information Concerning the Company

The Company was organized in 1980. The Companys conducts mortgage operations through its wholly owned subsidiary, Source One Mortgage Services Corporation, and its subsidiaries (collectively, "Source One") and recently began conducting property-casualty insurance operations through its wholly owned subsidiary, White Mountains Insurance Company ("White Mountains"). Operating affiliates of the Company include Financial Security Assurance Holdings Ltd. ("FSA"), a leading Aaa/AAA writer of financial guarantee insurance, and Main Street America Holdings, Inc. ("MSA"), a unit of National Grange Mutual Insurance Company ("NGM"), a property-casualty insurer. The Company also owns a portfolio of common equity securities and other investments totalling $449.0 million as of September 30, 1995. The portfolio investments consist in great part of large blocks of securities of a small number of issuers, many of them in the energy, natural resources and related industries. This concentration may make the value of the Company's investment portfolio more volatile than the value of a more diversified portfolio.

The Company's principal office is located at The 1820 House, Main Street, Norwich, Vermont, 05055-0850, and its telephone number is (802) 649-3633.

Mortgage Operations. Source One is one of the largest mortgage banking companies in the United States based on the size of its mortgage loan servicing portfolio. As of September 30, 1995, Source One had a mortgage loan servicing portfolio totalling $28.6 billion, which is serviced on behalf of approximately 325 institutional investors and numerous other security holders. As of September 30, 1995, Source One had 130 retail branch offices in 27 states and originated $1.9 billion in new mortgage loans for the nine month period then ended.

Source One engages primarily in the business of producing, selling and servicing residential mortgage loans. Its sources of revenue are net mortgage servicing fees, net interest revenue, net gain on sales of mortgages and other revenue (including underwriting and appraisal fees). Through subsidiaries, Source One also sells credit-related insurance products (such as life, disability, health, accidental death, and property/casualty insurance) and provides bi-weekly mortgage payment services.

Source One produces residential mortgage loans through a system of retail branch offices, mortgage brokers, a refinance division, and a correspondent network of banks, thrift institutions and other mortgage lenders. Loans produced, whether through origination or purchase, include conventional residential mortgage loans as well as mortgage loans which are either insured by the Federal Housing Administration ("FHA") or partially guaranteed by the Veterans Administration ("VA"). It is the policy of Source One to produce primarily fixed rate mortgage loans. Mortgage loans originated by Source One are subject to a defined underwriting process in order to assess each prospective borrower's ability to repay the loan requested and the adequacy of each property as collateral. In addition, Source One is subject to the underwriting guidelines of FHA, VA, the Federal Home Loan Mortgage Corporation ("FHLMC") and the Federal National Mortgage Association ("FNMA"), as well as specific contractual requirements of institutional investors who have agreed to acquire mortgage loans originated by Source One.

Source One sells loans either through mortgage-backed securities issued pursuant to programs of the Government National Mortgage Association ("GNMA"), FNMA and FHLMC, or to institutional investors. Most loans are aggregated in pools of $1.0 million or more, which are purchased by institutional investors after having been guaranteed by GNMA, FNMA or FHLMC. Source One, primarily through investment bankers, also arranges to sell mortgage-backed securities to investors.

Source One currently retains the rights to service the majority of all the mortgage loans it produces. In addition, Source One may acquire the rights to service or subservice a mortgage loan portfolio without originating or acquiring the underlying mortgage loans. Source One customarily makes such purchases of servicing rights from banks, thrift institutions and other mortgage lenders. The fees paid to acquire such servicing rights are negotiated on a case-by-case basis. Mortgage loan servicing consists primarily of collecting monthly loan payments, remitting amounts due to investors, collecting property tax and insurance escrow deposits, and making tax and insurance premium payments when due. Source One retains a servicing fee from each monthly loan payment equal to a fixed percentage of the outstanding principal balance of each loan, plus any late charges.

On August 4, 1994 the Company announced that it was in the process of determining the extent of interest in a purchase of Source One by a third party. No transaction has been consummated in connection with such announcement. The Company continues to consider its strategic alternatives regarding Source One.

Insurance Operations.

Financial Security Assurance Holdings Ltd. On May 13, 1994, the Company purchased 2,000,000 shares of FSA common stock from U S WEST Capital Corp., a wholly-owned subsidiary of U S WEST, Inc., as part of an initial public offering of

8,082,385 shares of FSA's common stock at the initial offering price of $20.00 per share. The Company's initial stake represented a 7.6% ownership of FSA. The Company's Chairman, John J. Byrne, has also become Chairman of FSA.

FSA conducts operations principally through Financial Security Assurance, Inc., a wholly-owned monoline financial guarantee insurance subsidiary. FSA is principally engaged in guaranteeing residential mortgage and other asset-backed securities and municipal bonds.

Following receipt of regulatory approvals, on September 2, 1994, the Company acquired additional rights and securities whereby it substantially increased its holdings in FSA. Such additional rights and securities included (i) various fixed price options and shares of convertible preferred stock which, in total, give the Company the right to acquire over the next five to ten years up to 4,560,607 additional shares of FSA common stock for aggregate consideration of $125.7 million; and (ii) a "call right" which, in general, gave the Company the right to acquire up to 9,000,000 additional shares of FSA common stock for per share consideration equal to the higher of (a) market price or (b) a fixed price ranging from $29.00 to $30.50. The call right expired on November 13, 1995 without being exercised by the Company. All shares of FSA common stock owned or acquired by the Company as described above will be subject to certain restrictions on transfer, voting provisions and other limitations and requirements set forth in a Shareholders' Agreement, a Registration Rights Agreement and a Voting Trust Agreement.

The Company purchased an additional 460,200 shares of FSA common stock on the open market in the first quarter of 1995 for $8.8 million. The Company's voting control of FSA as of December 1, 1995 is approximately 25%.

Main Street America Holdings, Inc. In December 1994 the Company purchased a 33% interest of MSA for $25.0 million in cash. MSA shares in 40% of NGM's business through a reinsurance agreement.

White Mountains Insurance Company. In February 1995 the Company capitalized its newly formed subsidiary, White Mountains Insurance Company ("White Mountains"), with $25.0 million in cash. In March 1995 White Mountains received its license from the Insurance Commissioner of the State of New Hampshire to engage in the sale of property casualty insurance. White Mountains wrote its first policies in the 1995 third quarter. White Mountains is expected to expand its operations to other states as additional regulatory approvals are obtained.

Recent Developments. On December 1, 1995, Fund American acquired the Valley Insurance Company ("Valley") and the Charter Indemnity Company ("Charter") for a cash purchase price of $41.1 million. The financial statement effects of the acquisition of Valley and Charter are considered to be immaterial in relation to the Company's consolidated financial statements.

On November 7, 1995, the Securities and Exchange Commission approved a registration statement allowing Source One to offer to exchange up to $100 million aggregate principal amount of Quarterly Income Capital Securities for up to four million shares of its outstanding 8.42% Cumulative Preferred Stock Series A.

Summary Historical Consolidated Financial Information. The summary financial information for the years ended December 31, 1994 and 1993, set forth below, has been derived from and should be read in conjunction with the audited consolidated financial statements (including the related notes thereto) included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994 (the "Form 10-K"). The summary financial information for the nine month periods ended September 30, 1995 and 1994, has been derived from and should be read in conjunction with the unaudited consolidated financial statements for such periods included in the Company's Quarterly Report on Form 10-Q for the three and nine month periods ended September 30, 1995 (the "Form 10-Q"). Such summary financial information is qualified in its entirety by reference to such reports and all financial statements and related notes contained therein. The Form 10-K and the Form 10-Q are available for examination, and copies are obtainable, in the manner set forth below under "Additional Information".

                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.
             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                                  (Unaudited)

                                                                              Nine Months Ended               Year Ended
                                                                                September 30,                December 31,
                                                                         --------------------------   --------------------------
                                                                          1995 (1)          1994         1994            1993
                                                                         ----------      ----------   ----------      ----------
(Dollars in millions, except per share amounts)
Ending Balance Sheet Data:
Total assets                                                              $ 1,720.7                    $ 1,807.3       $ 3,305.0
Short-term debt                                                               321.6                        254.1         1,536.8
Long-term debt                                                                456.4                        547.0           601.3
Minority interest - preferred stock of subsidiary                             100.0                        100.0             -
Shareholders' equity                                                          653.1                        661.1           905.0
Book value per common and equivalent share                                    81.94                        68.95           77.27

Income Statement Data:
Total revenues                                                           $    168.7       $   187.1    $   228.5      $    251.0
Total expenses                                                               (173.1)         (173.6)      (225.7)         (234.1)
Net investment gains                                                           31.8            43.0         38.8           124.0
Income tax provision                                                          (11.3)          (23.3)       (20.5)          (70.5)
                                                                         ----------       ---------    ---------      ----------
After tax earnings                                                             16.1            33.2         21.1            70.4
Tax benefit from sale of discontinued operations                               66.0              -            -               -
Loss on early extinguishment of debt, after tax                                 (.4)             -            -               -
Cumulative effect of accounting change -
 capitalized mortgage servicing, after tax                                       -            (44.3)       (44.3)             -
                                                                         ----------       ---------    ---------      ----------

Net income (loss)                                                        $     81.7       $   (11.1)   $   (23.2)     $     70.4
                                                                         ==========       =========    =========      ==========
Primary earnings per share:
 After tax earnings                                                      $     1.46       $    2.61    $    1.20      $     5.68
 Net income (loss)                                                             9.26           (2.01)       (3.51)           5.68

Fully diluted earnings per share:
 After tax earnings                                                      $     1.74       $    2.60    $    1.20      $     5.68
 Net income (loss)                                                             8.86           (2.01)       (3.51)           5.68

Ratio of earnings to combined fixed charges and
 preferred stock dividends                                                     1.34            1.51         1.20            1.90

(1) As further described in the Form 10-Q, in the third quarter of 1995 Fund American adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights" as of January 1, 1995. SFAS No. 122 prohibits retroactive application to periods prior to January 1, 1995. Therefore, the reported results for 1995 may not be comparable to respective prior year amounts.

        Notes to Summary Historical Consolidated Financial Information

(A) The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing pretax earnings as adjusted by total fixed charges and preferred stock dividends:

                                                                    Nine Months              Year
                                                                       Ended                 Ended
                                                                   September 30,          December 31,
                                                                -------------------    ------------------
(Dollars in millions)                                            1995         1994      1994        1993
                                                                ------       ------    ------      ------
Pretax earnings                                                 $ 27.4       $ 56.5    $ 41.6      $140.9
Equity in earnings of unconsolidated affiliates                   (7.2)        (2.1)     (2.5)         -
Equity in distributed income of unconsolidated affiliates           .6           .2        .3          -
Interest expense                                                  34.3         64.3      78.8       103.1
Portion of rent representative of interest expense                 1.2          1.6       2.3         1.9
                                                                ------       ------    ------      ------
Pretax earnings as adjusted                                     $ 56.3       $120.5    $120.5      $245.9
                                                                ======       ======    ======      ======
Preferred stock dividend requirements                           $  6.5       $ 13.9    $ 19.4      $ 24.4
Interest expense                                                  34.3         64.3      78.8       103.1
Portion of rent representative of interest expense                 1.2          1.6       2.3         1.9
                                                                ------       ------    ------      ------
Total fixed charges and preferred
 stock dividends                                                $ 42.0       $ 79.8    $100.5      $129.4
                                                                ======       ======    ======      ======

(B) Primary earnings per share amounts for the nine month periods ended September 30, 1995 and 1994 are based on the weighted average number of common and dilutive common equivalent Shares outstanding of 8,411,168 and 9,590,721, respectively. Fully diluted earnings per share amounts for the nine month periods ended September 30, 1995 and 1994 are based on the weighted average number of common Shares outstanding, assuming full dilution, of 9,221,554 and 9,619,247, respectively. Earnings per share amounts for the year ended December 31, 1994 and 1993 are based on the weighted average number of common and dilutive common equivalent Shares outstanding of 9,408,785 and 10,247,746, respectively.

Pro Forma Financial Information (Unaudited). The following unaudited pro forma financial information sets forth the pro forma effects on the historical financial results of the Company of the Offer assuming 500,000 Shares are purchased in the Offer for $71.00 per Share, net to the seller in cash, or an aggregate cost to the Company of approximately $35.6 million including estimated related fees and expenses of $.1 million.

The condensed consolidated pro forma balance sheets as of September 30, 1995 and December 31, 1994, assume that the repurchase of Shares by the Company pursuant to the Offer had occurred as of September 30, 1995 and December 31, 1994, respectively. The condensed consolidated pro forma income statements for the periods ended September 30, 1995 and December 31, 1994, assume that the repurchase of Shares by the Company pursuant to the Offer had occurred as of January 1, 1995 and January 1, 1994, respectively. See "Notes to Pro Forma Financial Information" in this Section 9 below.

The estimated financial effects of the repurchase of Shares by the Company pursuant to the Offer presented in the pro forma financial information are not necessarily indicative of either the Company's financial position or the results of its operations which would have been obtained had the transactions described above actually occurred on the dates described above, nor are they necessarily indicative of the results of future operations. The pro forma financial information should be read in conjunction with the Form 10-K and Form 10-Q.

                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEETS
                (Dollars in millions, except per share amounts)

                                                                     September 30, 1995                      December 31, 1994
                                                               ------------------------------        -------------------------------
                                                                           Adjust-     Pro                       Adjust-      Pro
                                                                 Actual     ments     Forma            Actual     ments      Forma
                                                               ---------- --------- ---------        ---------- ---------  ---------
Assets
Common equity securities, at market value                      $    295.4           $   295.4        $    332.4           $   332.4
Other investments                                                   153.6               153.6             157.3               157.3
Short-term investments, at amortized cost                            68.9  $(35.6)       33.3             119.2   $(35.6)      83.6
                                                               ----------  ------   ---------        ----------   ------  ---------
    Total investments                                               517.9   (35.6)      482.3             608.9    (35.6)     573.3
Cash                                                                   .4                  .4               1.5                 1.5
Capitalized mortgage servicing, net                                 367.5               367.5             530.5               530.5
Mortgage loans held for sale                                        388.3               388.3             210.5               210.5
Other mortgage origination and
  servicing assets                                                  178.9               178.9             213.7               213.7
Investments in unconsolidated affiliates                             91.9                91.9              69.7                69.7
Other assets                                                        175.8               175.8             172.5               172.5
                                                               ----------  ------   ---------        ----------   ------  ---------
    Total assets                                               $  1,720.7  $(35.6)  $ 1,685.1        $  1,807.3   $(35.6) $ 1,771.7
                                                               ==========  ======   =========        ==========   ======  =========
Liabilities
Short-term debt                                                $    321.6           $   321.6        $    254.1           $   254.1
Long-term debt                                                      456.4               456.4             547.0               547.0
Accounts payable and other liabilities                              189.6               189.6             245.1               245.1
                                                               ----------  ------   ---------        ----------   ------  ---------
    Total liabilities                                               967.6               967.6           1,046.2             1,046.2
                                                               ----------  ------   ---------        ----------   ------  ---------
Minority Interest - preferred stock of subsidiary                   100.0               100.0             100.0               100.0
                                                               ----------  ------   ---------        ----------   ------  ---------
Shareholders' Equity
Preferred stock                                                        -                   -               75.0                75.0
Common stock and paid-in surplus                                    408.3  $ (5.5)      402.8             371.7   $ (5.5)     366.2
Retained earnings                                                 1,121.5   (30.1)    1,091.4           1,098.2    (30.1)   1,068.1
Common stock in treasury                                           (878.4)             (878.4)           (878.5)             (878.5)
Net unrealized gains on
 investment securities                                               27.2                27.2              19.7                19.7
Loan for common stock issued                                        (25.5)              (25.5)            (25.0)              (25.0)
                                                               ----------  ------   ---------        ----------   ------  ---------
    Total shareholders' equity                                      653.1   (35.6)      617.5             661.1    (35.6)     625.5
                                                               ----------  ------   ---------        ----------   ------  ---------
    Total liabilities, minority interest and
      shareholders' equity                                     $  1,720.7  $(35.6)  $ 1,685.1        $  1,807.3   $(35.6) $ 1,771.7
                                                               ==========  ======   =========        ==========   ======  =========
Book value per common and
 equivalent share                                              $    81.94  $  .65   $   82.59        $    68.95   $ (.12) $   68.83

                   FUND AMERICAN ENTERPRISES HOLDINGS, INC.
              CONDENSED CONSOLIDATED PRO FORMA INCOME STATEMENTS
                (Dollars in millions, except per share amounts)

                                                                     Nine Months Ended                          Year Ended
                                                                     September 30, 1995                      December 31, 1994
                                                               ------------------------------        -------------------------------
                                                                           Adjust-     Pro                       Adjust-      Pro
                                                                 Actual     ments     Forma            Actual     ments      Forma
                                                               ---------- --------- ---------        ---------- ---------  ---------
Revenues:
 Mortgage servicing revenue                                     $   107.4            $  107.4        $    169.3            $  169.3
 Amortization of capitalized servicing                               51.6                51.6              86.9                86.9
                                                               ---------- --------- ---------        ---------- ---------  ---------
   Net servicing revenue                                             55.8                55.8              82.4                82.4
 Net gain on sales of mortgages                                      15.3                15.3              29.5                29.5
 Gain on sale of mortgage servicing                                  28.2                28.2                -                   -
 Other mortgage operations revenue                                   10.5                10.5              23.9                23.9
 Equity in earnings of unconsolidated affiliates                      7.2                 7.2               2.5                 2.5
 Investment income and other revenue                                 51.7   $ (1.5)      50.2              90.2   $ (1.3)      88.9
                                                               ---------- --------- ---------        ---------- ---------  ---------
     Total revenues                                                 168.7     (1.5)     167.2             228.5     (1.3)     227.2
                                                               ---------- --------- ---------        ---------- ---------  ---------
Expenses:
 Interest expense                                                    34.3                34.3              78.8                78.8
 Compensation and benefits                                           96.7                96.7              69.2                69.2
 General expenses                                                    42.1                42.1              77.7                77.7
                                                               ---------- --------- ---------        ---------- ---------  ---------
     Total expenses                                                 173.1               173.1             225.7               225.7
                                                               ---------- --------- ---------        ---------- ---------  ---------
Pretax operating earnings (loss)                                     (4.4)    (1.5)      (5.9)              2.8     (1.3)       1.5
                                                               ---------- --------- ---------        ---------- ---------  ---------
Net realized investment gains                                        31.8                31.8              38.8                38.8
                                                               ---------- --------- ---------        ---------- ---------  ---------
Pretax earnings                                                      27.4     (1.5)      25.9              41.6     (1.3)      40.3
Income tax provision                                                 11.3      (.6)      10.7              20.5      (.5)      20.0
                                                               ---------- --------- ---------        ---------- ---------  ---------
After tax earnings                                              $    16.1   $  (.9)  $   15.2        $     21.1   $  (.8)  $   20.3
                                                               ========== ========= =========        ========== =========  =========
After tax earnings per share:
 Primary                                                        $    1.46   $ (.03)  $   1.43        $     1.20   $ (.03)  $   1.17
 Fully diluted                                                       1.74      -         1.74              1.20     (.03)      1.17

Earnings per share denominator
 (in thousands)
 Primary                                                            8,411     (500)     7,911             9,409     (500)     8,909
 Fully Diluted                                                      9,222     (500)     8,722             9,409     (500)     8,909

Ratio of earnings to combined fixed
  charges and preferred stock dividends                              1.34    (.04)       1.30              1.20     (.02)      1.18

             Notes to Pro Forma Financial Information (Unaudited)

The condensed consolidated pro forma balance sheets as of September 30, 1995 and December 31, 1994, assume that the repurchase of Shares by the Company pursuant to the Offer had occurred as of September 30, 1995 and December 31, 1994, respectively. The condensed consolidated pro forma income statements for the periods ended September 30, 1995 and December 31, 1994, assume that the repurchase of Shares by the Company pursuant to the Offer had occurred as of January 1, 1995 and January 1, 1994, respectively, and includes only those adjustments that are expected to have a continuing impact on the Company. The adjustments presented in the pro forma financial information reflect the following assumptions:

a) The condensed consolidated pro forma balance sheets assume that (i) the $35.6 million of funds used by the Company to repurchase 500,000 Shares pursuant to the Offer and pay related fees and expenses are derived from sales and maturities of short-term investments, and (ii) the Shares repurchased by the Company pursuant to the Offer are retired.

b) The condensed consolidated pro forma income statements assume that the annualized yield on short-term investments used to fund the repurchase of Shares was 5.47% and 3.57% for the periods ended September 30, 1995 and December 31, 1994, respectively. This assumed yield is equal to the average yield actually experienced with respect to the Company's short-term investments during the period indicated.

c) The condensed consolidated pro forma income statements do not include the financial effects of the Company's December 1, 1995 acquisition of Valley and Charter for $41.1 million cash. Such financial statement effects are considered to be immaterial in relation to the Company's consolidated financial statements.

     The condensed consolidated pro forma income statements also assume that the effective tax rate related to the reduction in investment income is 35%, the maximum Federal statutory rate for corporations.


Shareholder Rights Plan. The Board adopted in 1987, and in 1988 and 1993 amended, a Shareholders' Rights Plan under which Rights to purchase preferred stock were distributed to shareholders at the rate of one Right for each Share. Each Right entitles the holder to purchase one one-thousandth of a share of Participating Stock.

The Rights enable the holders to acquire additional equity in either the Company or the acquiring company, and are exercisable if an unrelated person or group (other than American Express Company or a wholly owned subsidiary thereof, any subsidiary of the Company, any employee benefit plan of the Company or its subsidiaries or certain affiliates of the Company and certain persons who inadvertently and temporarily cross the 25% threshold) acquires beneficial ownership of 25% or more of the outstanding Shares (such a 25% or more beneficial owner is deemed an "Acquiring Person"). Thereafter, the Rights would trade separately from the Shares and separate certificates representing the Rights would be issued. The terms of the Participating Stock are such that each one one-thousandth of a share would be entitled to participate in dividends and to vote on an equivalent basis with one whole Share, along with other preferential dividend rights and preferential distribution rights in liquidation.

Upon the existence of an Acquiring Person, the Rights will entitle each holder of a Right to purchase, at the exercise price, that number of one one-thousandth of a share of Participating Stock equivalent to the number of Shares which, at the time of the transaction, would have a market value of twice the exercise price. If certain acquisitions of the Company occur, a similar right to purchase securities of the Company or the entity acquiring the Company at a discount would arise.

Any Rights that are beneficially owned by an Acquiring Person (or any affiliate or associate of an Acquiring Person) are null and void and any holder of any such Right (including any subsequent holder) will be unable to exercise or transfer any such Right.

At any time after a person becomes an Acquiring Person, the Board may mandatorily exchange all or some of the Rights for consideration per Right equal to one-half of the securities issuable upon the exercise of one Right pursuant to the terms of the Rights Agreement (or the common share equivalent) and without payment of the exercise price.

The Rights, which do not have the right to vote or receive dividends, expire November 25, 1997, and may be redeemed by the Company at a price of $.01 per Right at any time prior to the earlier of: (i) such time as a person becomes an Acquiring Person; or (ii) the expiration date. Under certain circumstances, the Board may redeem the Rights only if a majority of the disinterested directors (as defined in the Shareholders' Rights Plan) agrees that the redemption is in the best interests of the Company and its shareholders.

The foregoing description of the Rights is qualified in its entirety by reference to the Shareholders Rights Plan.

The Rights currently are not exercisable and trade together with the Shares associated therewith, and will not become exercisable or separately tradeable as a result of the Offer. Absent the occurrence of circumstances causing the Rights to become exercisable or separately tradeable before the Expiration Date, the tender of any Shares pursuant to the Offer will include the tender of the Rights associated therewith. No separate consideration will be paid for such Rights. Upon the purchase of Shares by the Company pursuant to the Offer, the shareholders selling those Shares will no longer own the Rights associated with such purchased Shares.

Additional Information. The Company is subject to the informational reporting requirements of the Exchange Act and in accordance therewith the Company files reports, proxy statements and other information with the SEC. Additional information concerning the Company is set forth in such proxy statements, the Company's Annual Report on Form 10-K for the year ended December 31, 1994, and the Company's Quarterly Report on Form 10-Q for the three and nine month periods ended September 30, 1995. The Company has filed the Schedule 13E-4 with the SEC which includes certain additional information relating to the Offer. The reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by the Company can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. The Company's Schedule 13E-4 will not be available at the SEC's regional offices.

10.  Source and Amount of Funds

If 500,000 Shares are purchased by the Company pursuant to the Offer at $71.00 per Share, net to the seller in cash, the aggregate cost to the Company, including all related fees and expenses of the Offer, will be approximately $35.6 million. The Company anticipates that it will fund the purchase of Shares pursuant to the Offer through sales and maturities of short-term investments.

11.  Certain Federal Income Tax Considerations

Set forth below is a brief summary of the principal Federal income tax consequences of a sale of Shares pursuant to the Offer under the Internal Revenue Code of 1986, as amended to date (the "Code").

Gain or Loss Recognition. A tendering shareholder generally will recognize taxable gain (or loss) upon the sale of Shares pursuant to the Offer equal to the difference between the amount of cash received by such shareholder pursuant to the Offer and such shareholder's tax basis in the Shares sold pursuant to the Offer. Such gain (or loss) will be capital gain (or loss), assuming that such Shares are held as a capital asset, and will be long-term capital gain (or loss) if such Shares have been held for more than one year at the time of sale.

Notwithstanding the foregoing, the amount received by a tendering shareholder will be treated as a dividend taxable as ordinary income if the Offer does not result in (i) a complete termination of such shareholder's stock interest in the Company, (ii) a more than 20% decrease in such shareholder's ownership of Shares and other voting stock of the Company or (iii) a "meaningful reduction" in such shareholder's proportionate interest in the Company. There are no precise rules on what constitutes a "meaningful reduction" in a shareholder's proportionate interest, but the Internal Revenue Service has ruled that even a small reduction is meaningful where the stock owned by the shareholder prior to reduction represents a "minimal" interest in the corporation (only .0001118% in the ruling) and the shareholder does not otherwise exercise any control over the affairs of the corporation. The extent to which a shareholder's proportionate interest is reduced will depend upon the extent to which other shareholders tender Shares in the Offer. In determining the extent to which a shareholder's proportionate interest is reduced, the shareholder must take into account any Shares owned by related persons that such shareholder is deemed to own under the constructive ownership rules of Sections 302(c) and 318 of the Code.

In the case of a corporate shareholder, if the amount received is treated as a dividend, the dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations, and may not be available if the corporate shareholder does not satisfy certain holding period requirements with respect to the Shares or if the Shares are treated as "debt financed portfolio stock". Generally, if a dividends-received deduction is available, the dividend will probably be treated as an "extraordinary dividend" under Section 1059(a) of the Code, in which case such corporate shareholder's tax basis in Shares retained by such shareholder would be reduced, but not below zero, by the amount of the nontaxed portion of the dividend. Any amount of the nontaxed portion of the dividend in excess of the shareholder's basis would generally be subject to tax upon sale or disposition of those Shares.

Backup Withholding. Each tendering shareholder must provide certain information through the Letter of Transmittal to avoid the 31% Federal "backup withholding" tax on the gross proceeds payable pursuant to the Offer. See Section 3.

Foreign Shareholder Withholding. Foreign shareholders should note that the 30% U.S. withholding tax generally applicable to corporate distributions should not apply to the proceeds payable pursuant to the Offer, unless such proceeds are treated as a dividend under the rules described in "Gain or Loss Recognition" above. (However, as indicated in the preceding paragraph, Federal backup withholding tax may be applicable.)

State, Local and Foreign Taxes. The foregoing discussion relates only to Federal income tax consequences of the Offer. Shareholders should consult their own tax advisors regarding the possible state, local and foreign tax consequences of the Offer.

THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SALES MADE BY THEM PURSUANT TO THE OFFER IN VIEW OF THEIR OWN PARTICULAR CIRCUMSTANCES.

12.  Transactions and Arrangements Concerning the Shares

Based upon the Company's records and upon information provided to the Company by its directors and executive officers, neither the Company nor any of its subsidiaries nor, to the best of the Company's knowledge, any of the directors or officers of the Company, nor any associates of any of the foregoing, has effected any transactions in the Shares during the 40 business days prior to the date hereof, except for the purchase by the Company of: (a) 636 Shares for $72 1/2 per Share on October 2, (b) 642 Shares for $71 3/4 per Share on October 3,
(c) 651 Shares for $70 3/4 per Share on October 4, (d) 649 Shares for $71.00 per Share on October 5, (e) 645 Shares for $71 1/2 per Share on October 6, (f) 4,722 Shares for $71.00 per Share on October 25, (g) 777 Shares for $69 3/8 per Share on November 1, (h) 773 Shares for $69 3/4 per Share on November 2, (i) 768 Shares for $70 1/4 per Share on November 3, (j) 775 Shares for $69 5/8 per Share on November 6, and (k) 782 Shares for $69.00 per Share on November 7.

All of the aforementioned purchases of Shares were effected pursuant to a prearranged program with the AAAP whereby the Company has agreed to purchase Shares offered to it from time to time by the AAAP trustee. The purchase price of Shares purchased pursuant to such program is equal to the closing price of Shares, as reported on the NYSE Composite Tape, on the day the transaction is executed.

Except as set forth in this Offer to Purchase, neither the Company nor, to the best of the Company's knowledge, any of its directors or officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

The Company has been informed by its directors and officers that they do not intend to tender Shares owned by them pursuant to the Offer.

13.  Certain Legal Matters; Regulatory and Foreign Approvals

The Company is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company intends to make all required filings under the Exchange Act. The Company's obligation under the Offer to accept Shares for payment is subject to certain conditions. See Section 6.

14.  Allianz Asset Accumulation Plan

AAAP participants should receive an AAAP Tender Offer Instruction Form in the materials sent to them on behalf of the trustee. AAAP participants who wish to have the trustee tender any of or all Shares allocated to their respective accounts ("AAAP Shares") should so indicate by completing, executing and returning an AAAP Tender Offer Instruction Form to the trustee. AAAP participants may not use the Letter of Transmittal to direct the trustee to tender their respective AAAP Shares but must use the AAAP Tender Offer Instruction Form. Under ERISA, the trustee may be obligated to take action and make an independent decision irrespective of directions given by participants. Accordingly, although instructions from participants are being solicited for the trustee's information and will be given due consideration by it, the trustee is not bound under ERISA by such instructions and thus may tender Shares or may not tender Shares, as the case may be, contrary to such designations. Of course, directions as to the subsequent reinvestment of the proceeds from the tendered Shares will be followed by the trustee. AAAP Participants are urged to read the AAAP Tender Offer Instruction Form and related materials carefully.

Neither the Company nor the Board makes any recommendation as to whether any participant in the AAAP should tender any of or all their respective AAAP Shares pursuant to the Offer. Each participant in the AAAP must make such participant's own decision whether to tender AAAP Shares, and, if so, how many such Shares.

15.  Extension of Tender Period; Termination; Amendments

The Company expressly reserves the right, in its sole discretion, at any time or from time to time and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. During any such extension, all Shares previously tendered and not purchased or withdrawn will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 4. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 or otherwise by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for Shares which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to owners of Shares or by decreasing the number of Shares being sought in the Offer) or to waive the limitation on the maximum number of Shares to be purchased pursuant to the Offer. Amendments to the Offer may be made at any time or from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Any disclosure of a material change in the information published, sent or given to shareholders will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change. Without limiting the manner in which the Company may choose to make a public announcement pursuant to or concerning the Offer, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If the Company makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Company will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances then existing, including the relative materiality of the changed terms or information. If (a) the Company (i) increases or decreases the price at which Shares may be properly tendered, (ii) increases the number of Shares being sought and such increase exceeds 2% of the outstanding Shares or (iii) decreases the number of Shares being sought, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that notice of such increase or decrease is first published, sent or given, the Offer will be extended until the expiration of such ten business day period.

16.  Fees and Expenses

First Chicago Trust Company of New York ("First Chicago") has been retained by the Company as Depositary and Information Agent in connection with the Offer. The Information Agent will assist shareholders who request assistance in connection with the Offer and may request brokers, dealers and other nominee shareholders to forward material relating to the Offer to beneficial owners for which they act as nominees. First Chicago will receive reasonable and customary compensation for its services in connection with the Offer and will be reimbursed for reasonable expenses, including the reasonable fees and expenses of counsel. The Company has agreed to indemnify First Chicago against certain liabilities which could occur in connection with the Offer, including certain liabilities under the Federal securities laws. First Chicago has not been retained and is not authorized to make solicitations or recommendations in connection with the Offer in its role as Depositary or Information Agent.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person for soliciting Shares pursuant to the Offer. The Company will, however, on request, reimburse such persons for customary handling and mailing expenses incurred in forwarding materials in respect of the Offer to the beneficial owners for which they act as nominees. No broker, dealer, commercial bank or trust company has been authorized to act as an agent for the Company for the purpose of the Offer. The Company will not pay (or cause to be paid) any stock transfer taxes on its purchase of Shares pursuant to the Offer, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

17.  Miscellaneous

The Offer is not being made to, nor will the Company accept tenders from or on behalf of, owners of Shares in any jurisdiction in which the making of the Offer or its acceptance would not be in compliance with the laws of such jurisdiction. The Company is not aware of any jurisdiction where the making of the Offer or the tender of Shares would not be in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer or the tender of Shares is not in compliance with any applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.


                              FUND AMERICAN ENTERPRISES HOLDINGS, INC.




December 4, 1995

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or such shareholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.


          The Depositary and the Information Agent for the Offer is:

                    First Chicago Trust Company of New York

                            Facsimile Transmission:
                       (For Eligible Institutions Only)

                                 201-222-4720
                                      or
                                 201-222-4721
            By Mail:                               By Hand or Overnight Courier:
        Tenders & Exchanges                             Tenders & Exchanges
          Suite 4660 - FA                                 Suite 4680 - FA
           P.O. Box 2559                            14 Wall Street  - 8th Floor
   Jersey City,  NJ  07303-2559                         New York,  NY  10005

                               For Information:
                                1-800-438-0057

--------------------------------------------------------------------------------
Any questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
--------------------------------------------------------------------------------

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